UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

       NOTIFICATION OF LATE FILING                      SEC FILE NUMBER

                                                            000-22611

                                                          CUSIP NUMBER

                                                           20476A 10 0

(Check One):    [X] Form 10-K and Form 10-KSB    [  ] Form 20-F  [  ] Form 11-K
                [ ] Form 10-Q and Form 10-QSB    [  ] Form N-SAR
                       For Period Ended: December 31, 1998

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:_______________________________

   Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

                                Compu-DAWN, Inc.
                             Full Name of Registrant


                            Former Name if Applicable

                                77 Spruce Street
            Address of Principal Executive Office (Street and Number)

                           Cedarhurst, New York 11516
                            City, State and Zip Code


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                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)  The  accountant's  statement  or  other  exhibit  required  by  Rule
    12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company was unable to complete and file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998 within the prescribed time period due to the need to resolve certain issues surrounding the disclosure relating to the Localnet Communications, Inc. transaction, which closed in January 1999, and the election of new directors to fill vacancies on the board, which took effect on March 21, 1999.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Mark Honigsfeld             (516)                           374-6700
    (Name)                    (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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         Total revenues for the year ended December 31, 1998 were  $1,248,489 as compared to $591,375 for the prior year, an increase of $657,114 or 111%. This increase was a result of a $622,000 increase in software sales and an increase in maintenance revenues of approximately $35,000.

         Total costs and expenses decreased when comparing 1998 to 1997 to $2,899,697 from $3,537,773.

         Programming costs and expenses increased to approximately $460,000 for 1998 from approximately $407,000 for 1997. This increase primarily encompasses salaries and wages that are related to the Company's main computer programming system. General and administrative costs decreased from approximately $2,195,000 to approximately $1,924,000 when comparing 1998 to 1997. This decrease was primarily related to a decrease in sales salaries due to an overall reduction in the Company's sales force. Research and development costs decreased significantly from 1997 to 1998, approximately $936,000 to approximately $516,000, since, during 1998, the Company did not focus on the design or production of new products, but instead concentrated on enhancing and maintaining existing products.

         The Company's operating loss for 1998 was $1,651,208 as compared to $2,946,398 for 1997, an improvement of $1,295,190, due to the increase in revenues and decrease in costs described above.


                                Compu-DAWN, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   April 1, 1999                   By:\s\ Rudy C. Theale
--------------------                      ------------------------------------
                                          Rudy C. Theale, Jr.
                                          Executive Vice President and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)


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